Notice to the Oslo Stock Exchange


ORKLA



P.O.Box 423 Skøyen, N-0213 Oslo, N
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 10 June 2005


SEC MAIL
RECEIVED
JUN 20 2005
PROCESSING

ORK – Trade subject to notification

Today, in connection with its option programme, 3,300 options were exercised in Orkla shares at a strike price of NOK 130.

A total of 1,692,843 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,266,779 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,250,708 of its own shares.

